# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Matinas BioPharma Holdings, Inc., CIK 0001582554
CUSIP: 576810303
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 1545 Route 206 South, Suite 302, Bedminster, New Jersey (NJ), 07921
Date of event which requires filing of this statement: 09/25/2025
Filed by CIK 0002058272
Persons authorized to receive notices and communications: Hezbay Holdings LLC, 23 Tammy Road, Spring Valley, New York (NY), 10977, 917-923-7072

## Reporting persons
- Hezbay Holdings LLC (CIK 0002058272): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 253,841; sole dispositive power 0; shared dispositive power 253,841; aggregate amount beneficially owned 253,841 (4.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 7, 9 and 11: Based on 5,086,985 Common Shares issued and outstanding as of August 12, 2025.
  
  Note to 12: The aggregate amount in Row 7 excludes the Common Shares purchasable pursuant to the Preferred Shares and Warrants owned by the Reporting Person which contain a contractually stipulated 4.99% ownership restriction.
- Ari Kluger: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 253,841; sole dispositive power 0; shared dispositive power 253,841; aggregate amount beneficially owned 253,841 (4.99% of the class); the aggregate amount excludes certain shares
  Comment: Note to 7, 9 and 11: Based on 5,086,985 Common Shares issued and outstanding as of August 12, 2025.
  
  Note to 12: The aggregate amount in Row 7 excludes the Common Shares purchasable pursuant to the Preferred Shares and Warrants owned by the Reporting Person which contain a contractually stipulated 4.99% ownership restriction.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Name of issuer: Matinas BioPharma Holdings, Inc.
Address of issuer's principal executive offices: 1545 Route 206 South, Suite 302, Bedminster, New Jersey (NJ), 07921
Comment: This Amendment No. 2 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person (as defined in Item 2 of the Schedule 13D) with the SEC (as defined in Item 5 of the Schedule 13D) on February 21, 2025 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D or the Schedule 13D/A filed by the Reporting Person with the SEC on April 10, 2025 ("Amendment No. 1"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D and Amendment No. 1, as applicable. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
Hezbay Holdings LLC: This Statement is filed by Hezbay Holdings LLC, a New York limited liability company, a single member LLC, whose sole member is Ari Kluger ("Hezbay", and together with Ari Kluger, the "Reporting Person") by virtue of its direct beneficial ownership of Shares. The principal business of Hezbay is making investments.

Ari Kluger: This Statement is filed by Ari Kluger by virtue of his direct and indirect beneficial ownership of Shares.
Residence or business address: 23 Tammy Road, Spring Valley, New York 10977
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: New York

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction: Due to personal reasons, the Reporting Person has decided to withdraw from the Joint Filing Agreement dated as of February 20, 2025 and filed as Exhibit 99.4 of the Schedule 13D filed with the Securities and Exchange Agreement on February 21, 2025. The securities owned by the Reporting Person are subjected to a 4.99 blocker provision. Therefore, the Reporting Person is currently no longer required to file reports pursuant to Rule 13d.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: N/A
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Hezbay Holdings LLC: /s/ Ari Kluger, Ari Kluger, Sole Member (09/25/2025)
- Ari Kluger: /s/ Ari Kluger, Ari Kluger (09/25/2025)